SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)


                                Americredit Corp.
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                    03060R101
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                                 (CUSIP Number)


                               Bruce R. Berkowitz
                    c/o Fairholme Capital Management, L.L.C.
                       4400 Biscayne Boulevard, 9th Floor
                                 Miami, FL 33137
                                 (305) 358-3000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 December 31, 2009
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


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     The  information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    03060R101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Fairholme Capital Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     31,567,470

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     34,856,447

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     34,856,447

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.1%

14.  TYPE OF REPORTING PERSON

     IA

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bruce R. Berkowitz

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     492,652

8.   SHARED VOTING POWER

     31,567,470

9.   SOLE DISPOSITIVE POWER

     492,652

10.  SHARED DISPOSITIVE POWER

     34,856,447

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,349,099

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.5%

14.  TYPE OF REPORTING PERSON

     IN, HC

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Fairholme Funds, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     31,536,670

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     31,536,670

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     31,536,670

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.6%

14.  TYPE OF REPORTING PERSON

     IV

 CUSIP No.   03060R101
          ---------------------


Item 1.  Security and Issuer.

     The name of the issuer is AmeriCredit Corp. (the "Issuer"). The address of the Issuer's offices is 801 Cherry Street, Suite 3500, Fort Worth, Texas 76102. This Schedule 13D, Amendment No. 4, relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

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Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D, Amendment No. 4, is being filed jointly by Fairholme Capital Management, L.L.C., a Delaware limited liability company ("Fairholme"), Fairholme Funds, Inc., on behalf of The Fairholme Fund
(the "Fund"), a Maryland corporation and Bruce R. Berkowitz, a United States citizen (collectively with Fairholme and the Fund, the "Reporting Persons").

     The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, 9th Floor, Miami, FL 33137.

     Bruce R. Berkowitz is the managing member of Fairholme, an investment management firm that serves as the investment adviser to the Fund and other advisory accounts.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     The funds for the purchase of the Shares came from the working capital of the Fund and the advisory accounts over which Bruce Berkowitz, through his role at Fairholme, exercises investment discretion.

     No borrowed funds were used to purchase the Shares.

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Item 4.  Purpose of Transaction.

     The Reporting Persons are holding the Shares for investment purposes.
The Reporting Persons have no plans or proposals as of the date of this filing whcih would relate to or would result in items described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

        On November 16, 2009, Mr. Berkowitz resigned as a director of the
Issuer.
--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, Fairholme may be deemed to be the beneficial owner of 34,856,447 Shares (26.1%) of the Issuer, the Fund may be deemed to be the beneficial owner of 31,536,670 Shares (23.6%) of the Issuer and Bruce R. Berkowitz may be deemed to be the beneficial owner of 35,349,099 Shares (26.5%) of the Issuer, based upon the 133,413,010 Shares outstanding as of October 31, 2009, according to the Issuer.

     Fairholme has the sole power to vote or direct the vote of 0 Shares, Fairholme Funds, Inc. has the sole power to vote or direct the vote of 0 Shares and Bruce R. Berkowitz has the sole power to vote or direct the vote of 492,652 Shares to which this filing relates. Fairholme has the shared power to vote or direct the vote of 31,567,470 Shares, Fairholme Funds, Inc. has the shared power to vote or direct the vote of 31,536,670 Shares and Bruce R. Berkowitz has the shared power to vote or direct the vote of 31,567,470 Shares to which this filing relates.

     Fairholme has the sole power to dispose or direct the disposition of 0 Shares, Fairholme Funds, Inc. has the sole power to dispose or direct the disposition of 0 Shares and Bruce R. Berkowitz has the sole power to dispose or direct the disposition of 492,652 Shares to which this filing relates. Fairholme has the shared power to dispose or direct the disposition of 34,856,447 Shares, Fairholme Funds, Inc. has the shared power to dispose or direct the disposition of 31,536,670 Shares and Bruce R. Berkowitz has the shared power to dispose or direct the disposition of 34,856,447 Shares to which this filing relates.

     The trading dates, number of Shares purchased and the price per share for all transactions in the Shares during the 60 days prior to January 5, 2010 by the Reporting Persons are set forth in Exhibit B and were effected in the open market.

     On December 31, 2009, Fairholme became the beneficial owner of 3,319,777 Shares held by managed accounts over which Fairholme has dispositive power.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the Exchange Agreement dated November 24, 2008 between the Issuer and the Fund (the "Exchange Agreement"), on December 12, 2008, the Fund exchanged $108,380,000 of the Issuer's 8.50% Senior Notes due 2015 held by the Fund for an aggregate of 15,122,670 unregistered Shares. Under the terms of the Exchange Agreement, the Issuer provided the Fund with certain preemptive rights to maintain its pro-rata equity ownership of the Issuer; provided that the Fund shall not have such rights with respect to certain issuances of the Issuer's securities including, without limitation, to officers and other employees of the Issuer, incident to certain financing transactions, upon certain conversions of outstanding securities and upon certain mergers and acquisitions transactions. These preemptive rights shall expire upon the termination of certain restrictions set forth in the Standstill Agreements (whcih is attached as an exhibit to the Exchange Agreement). Under the terms of the Exchange Agreement, the Fund, Fairholme (on behalf of certain advisory accounts through which it has beneficial ownership of the Shares) and certain related persons of Fairholme agreed not to acquire Shares such that such persons and accounts would become the beneficial owners of more than 20% of the Issuer's outstanding voting shares, and not to dispose of any Shares (except subject to certain limitations) until the closing of the exchange contemplated by the Exchange Agreement.

     In addition, on December 12, 2008, the parties to the Standstill Agreements and the registration rights agreement executed those Agreements. Under the terms of the Standstill Agreement between the Issuer, the Fund and Fairholme (on behalf of certain advisory accounts through which it may have beneficial ownership of the Shares), the Issuer created an additional director position and named Mr. Berkowitz to fill that position. Also, under that Standstill Agreement, the Fund and Fairholme (on behalf of the accounts) agreed to refrain from taking certain actions with respect to the Issuer prior to December 31, 2010 regarding business combinations or proxy solicitations, agreed not to increase their percentage ownership of Shares together with any Shares they are considered to beneficially own to more than 28.5% (except under certain conditions) and the Fund granted a proxy to vote certain Shares held by it to Clifton H. Morris, Jr., our chairman. Under the terms of the Standstill Agreement between the Issuer, Mr. Berkowitz and certain of his family members and controlled entities, Mr. Berkowitz and his family members and controlled entities agreed to refrain from taking certain actions with respect to the Issuer prior to December 31, 2010 regarding business combinations or proxy solicitations, agreed not to acquire additional Shares (except under certain circumstances) and agreed to vote their Shares with respect to the election or removal of directors in favor of nominees approved by the Issuer's directors other than the directors who are affiliates of Fairholme. Under the terms of the registration rights agreement, the Issuer agreed to register, on certain terms and conditions, the Shares held by the Fund, Mr. Berkowitz and certain of his family members and controlled entities.

        On November 17, 2009, Fairholme and the Fund entered into a letter agreement with the Issuer whereby Fairholme and the Fund irrevocably and unconditionally waived, released and renounced any and all rights to select or designate a member of the board of directors of the Issuer.

        Pursuant to the Note Purchase Agreement dated November 24, 2008 between the Issuer and certainof its related persons and the Fund, the Fund purchased on November 26, 2008 approximately $123 million aggregate principal amount of unregistered Class B Notes and Class C Notes (as defined therein) issued by AmeriCredit Automobile Receivables Trust 2008-2 (the "Trust"), a Delaware statutory trust and affiliate of the Issuer. The assets of the Trust include a pool of retail installment sale contracts secured by new or used automobiles, light duty trucks and vans and certain monies due thereunder. On the closing date of the note purchase transaction, the Trust, the Issuer and certain of its affiliates and the Fund entered into a registration rights agreement pursuant to which the Trust, the Issuer and the affiliates agreed to register, on certain terms and conditions, the Class B Notes and Class C Notes delivered to the Fund.

     The foregoing descriptions of the agreements and transactions contemplated thereby are qualified in their entirety by the terms of the agreements attached as Exhibit C and Exhibit D to the Schedule 13D Amendment No. 3 filed by the Reporting Persons on December 15, 2008 and Exhibit E hereto.

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Item 7.  Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D/A:


Exhibit A  An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

Exhibit B  A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to January 5, 2010 is filed herewith as Exhibit B.

Exhibit C  Exchange Agreement, dated November 24, 2008, between the Issuer and the Fund. (Incorporated by reference to Exhibit C to the Schedule 13D Amendment No. 3 filed by the Reporting Persons on December 15, 2008.)


Exhibit D  Note Purchase Agreement, dated November 24, 2008, between the Issuer and the Fund. (Incorporated by reference to Exhibit D to the Schedule 13D Amendment No. 3 filed by the Reporting Persons on December 15, 2008.)

Exhibit E  Letter Agreement, dated November 17, 2009 among the Issuer, Fairholme and the Fund. (Incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on November 24, 2009.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 5, 2010
-----------------------
(Date)


Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz
-------------------------------------
Name: Bruce R. Berkowitz
Title: Managing Member



Fairholme Funds, Inc.

By:  /s/ Bruce R. Berkowitz
-------------------------------------
Name: Bruce R. Berkowitz
Title: President



/s/ Bruce R. Berkowitz
---------------------------
    Bruce R. Berkowitz

                                                                      Exhibit A


                                   AGREEMENT

     The undersigned agree that this Schedule 13D, Amendment No. 4, dated January 5, 2010 relating to the Common Stock, $0.01 par value of Americredit Corp. shall be filed on behalf of the undersigned.



Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz
-------------------------------------
Name: Bruce R. Berkowitz
Title: Managing Member



Fairholme Funds, Inc.

By:  /s/ Bruce R. Berkowitz
-------------------------------------
Name: Bruce R. Berkowitz
Title: Managing Member



/s/ Bruce R. Berkowitz
---------------------------
    Bruce R. Berkowitz




January 5, 2010

                                                                      Exhibit B



               Transactions in the Shares -- The Reporting Persons

Fairholme Capital Management, L.L.C

Purchase/Sale     Date of                Number of Shares       Price per
                 Transaction                                      Share

Sale             1/4/2010                  21,050                  $19.07

Fairholme Funds Inc.

Purchase/Sale     Date of                Number of Shares       Price per
                 Transaction                                      Share

Sale             12/16/2009                77,900                  $18.78
Sale             12/17/2009                36,600                  $18.43
Sale             12/18/2009                57,100                  $18.46
Sale             12/21/2009                16,200                  $18.88
Sale             1/4/2010                  36,500                  $19.22
Sale             1/5/2010                  53,700                  $19.10


* On December 31, 2009, Fairholme became the beneficial owner of 3,319,777 Shares held by managed accounts over which Fairholme has dispositive power.

SK 22146 0001 1060001